Exhibit 17.1
SUBSIDIARY ISSUER OF GUARANTEED SECURITIES
Each of the following series of guaranteed notes listed on the New York Stock Exchange has been issued by the respective issuer entity identified below, and is guaranteed by us.

Security	Issuer	Guarantor
4.000% Notes due 2025	Suzano International Finance B.V.	Suzano S.A.
5.500% Notes due 2027	Suzano International Finance B.V.	Suzano S.A.
6.000% Notes due 2029	Suzano Austria GmbH	Suzano S.A.
5.000% Notes due 2030	Suzano Austria GmbH	Suzano S.A.
3.750% Notes due 2031	Suzano Austria GmbH	Suzano S.A.
2.500% Notes due 2028	Suzano Austria GmbH	Suzano S.A.
3.125% Notes due 2032	Suzano Austria GmbH	Suzano S.A.